                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 25)*

                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)

                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)

                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                               ROGERS & WELLS, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                 OCTOBER 4, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

CUSIP No. 422317 10 7
                                      13D
  1.        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                        HEARST BROADCASTING, INC.

  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a)[ ]
                                                                                              (b)[ ]

  3.        SEC USE ONLY

  4.        SOURCE OF FUNDS

                                     WC

  5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
            2(e)
                                                                                                [ ]

  6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE

                        7.     SOLE VOTING POWER

   NUMBER OF

     SHARES

  BENEFICIALLY

    OWNED BY

      EACH

   REPORTING

  PERSON WITH

                        8.    SHARED VOTING POWER
                                   53,987,940

                        9.    SOLE DISPOSITIVE POWER

                        10.   SHARED DISPOSITIVE POWER
                                   53,987,940

  11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 53,987,940

  12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                [ ]

  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  58.22%

  14.       TYPE OF REPORTING PERSON
                                  CO


CUSIP No. 422317 10 7
                                      13D
  1.        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                        THE HEARST CORPORATION

  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a)[ ]
                                                                                              (b)[ ]

  3.        SEC USE ONLY

  4.        SOURCE OF FUNDS

                                     WC

  5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
            2(e)
                                                                                                [ ]

  6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE

                        7.     SOLE VOTING POWER

   NUMBER OF

     SHARES

  BENEFICIALLY

    OWNED BY

      EACH

   REPORTING

  PERSON WITH

                        8.    SHARED VOTING POWER
                                   53,987,940

                        9.    SOLE DISPOSITIVE POWER

                        10.   SHARED DISPOSITIVE POWER
                                   53,987,940

  11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 53,987,940

  12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                [ ]

  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  58.22%

  14.       TYPE OF REPORTING PERSON
                                  CO


CUSIP No. 422317 10 7
                                      13D
  1.        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                        THE HEARST FAMILY TRUST

  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a)[ ]
                                                                                              (b)[ ]

  3.        SEC USE ONLY

  4.        SOURCE OF FUNDS

                                     WC

  5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
            2(e)
                                                                                                [ ]

  6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  CALIFORNIA

                        7.     SOLE VOTING POWER

   NUMBER OF

     SHARES

  BENEFICIALLY

    OWNED BY

      EACH

   REPORTING

  PERSON WITH

                        8.    SHARED VOTING POWER
                                   53,987,940

                        9.    SOLE DISPOSITIVE POWER

                        10.   SHARED DISPOSITIVE POWER
                                   53,987,940

  11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 53,987,940

  12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                [ ]

  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  58.22%

  14.       TYPE OF REPORTING PERSON
                                 OO (Testamentary Trust)


                                  SCHEDULE 13D

            This Amendment No. 25, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $21,332,336.78. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) As of October 6, 1999 the Reporting Persons owned 12,689,292 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 53,987,940 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 58.22% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

            (c) Since filing Amendment No. 24 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:

DATE                 # OF SHARES                PRICE PER SHARE ($)                     COST ($)
----                 -----------                -------------------                     --------
09/24/99                40,000                      22.0625                              884,100.00
09/28/99               173,900                      21.3750                            3,724,068.50
09/29/99                 4,500                      20.5000                               92,430.00
09/30/99               119,650                      20.1192                            2,412,048.28
10/01/99               101,200                      22.0000                            2,230,448.00
10/04/00               254,300                      22.0000                            5,604,772.00
10/05/99               293,000                      21.7500                            6,384,470.00
   Total               986,550                                                        21,332,336.78
                       =======                                                        =============

                                    SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 1999



                                             HEARST BROADCASTING, INC.


                                             By:     /s/ JODIE W. KING
                                                     -----------------
                                                     Name:   Jodie W. King
                                                     Title:  Vice President

                                    SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 1999



                                             THE HEARST CORPORATION


                                             By:     /s/ JODIE W. KING
                                                     -----------------
                                                     Name:   Jodie W. King
                                                     Title:  Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 1999



                                             THE HEARST FAMILY TRUST


                                             By:     /s/ MARK MILLER
                                                     ---------------
                                                     Name:   Mark Miller
                                                     Title:  Trustee